UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Nortel Networks Corporation

Full Name of Registrant

Former Name if Applicable

195 The West Mall

Address of Principal Executive Office (Street and Number)

Toronto, Ontario, Canada M9C 5K1

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Following discussions with the Staff of the U.S. Securities and Exchange Commission (the “Commission”) relating to comments of the Staff with respect to certain of the periodic reports of Nortel Networks Limited (“NNL), periodic reports of Nortel Networks Corporation (“NNC”) and NNL, beginning with the reports for the quarter ended September 30, 2009, will no longer present combined financial statements of the EMEA subsidiaries which have filed for creditor protection as well as those entities they control (collectively, the “Equity Investee”) in its consolidated financial statements. Instead, NNC and NNL will present the financial statements for the “Equity Investee” under the equity method of accounting from the date of filing for creditor protection. This change in presentation is not expected to affect the reported amount of net earnings (loss), but will affect the financial statement presentation; as the financial position and results of operations of the “Equity Investee” will be presented net on a single line in the balance sheet and statement of operations, respectively, versus being combined gross into each individual line item.

As a result of the incremental work necessary to reflect this change in financial statement presentation and management’s discussion and analysis, NNC has concluded that it will need to delay the filing with the Commission of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 (the “Form 10-Q”) and its corresponding Canadian filing under Canadian securities laws. NNC is unable to determine fully at this time without unreasonable effort or expense what impact this change in presentation will have on its financial statements or the related presentation in the Form 10-Q, except as described herein. NNC currently expects to file the Form 10-Q and corresponding Canadian filing no later than November 16, 2009.

NNC announced the delayed filing of the Form 10-Q in its November 9, 2009 press release and related Current Report on Form 8-K filed with the Commission.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Anna Ventresca	905	863-1204
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the matters more fully discussed in Part III above, NNC is not in a position at this time to provide any reasonable estimate of any anticipated changes in results of operations from the quarter ended September 30, 2008 to the quarter ended September 30, 2009 that may be reflected in the financial statements to be included in the Form 10-Q, except that the financial results and positions of the Deconsolidated Entities will not be combined on a line by line basis in NNC’s financial statements but will be included using a single line presentation prescribed by the equity method of accounting.

Nortel Networks Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 9, 2009	By:	/s/ Anna Ventresca
Anna Ventresca
General Counsel-Corporate and Corporate Secretary

By:	/s/ Grace K. McDonald
Grace K. McDonald
Assistant Secretary